

June 30, 2015

Via E-mail
Randal J. Kirk
Chief Executive Officer
Intrexon Corp.
20374 Seneca Meadows Parkway
Germantown, MD 20876

Re: Intrexon Corp.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 1-36042

Dear Mr Kirk:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to the comment, we may have additional comments and/or request that you amend your filing.

Intellectual Property, page 14

1. We refer to your intellectual property disclosure on page 14. Please expand your patent disclosure to provide the following information separately for each of your material patents:
   - specific products, product groups and technologies to which the patent relates;
   - whether the patent is owned or licensed from third parties and if licensed, from whom;
   - type of patent protection such as composition of matter, use or process;
   - patent expiration date,
   - jurisdiction; and
   - contested proceedings and/or third-party claims.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tara Keating Brooks, Staff Attorney, at (202) 551-8336 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on the comment.

Sincerely,

/s/ Jim B. Rosenberg for

Jeffrey Riedler
Assistant Director